                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 10-SB

             GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                               BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                        VERSAILLES CAPITAL CORPORATION
                        ------------------------------
             (Exact Name of Small Business Issuer in its Charter)

     Colorado                                          84-1044910
-------------------                         --------------------------------
(State or other jurisdiction                        (I.R.S. Employer
of incorporation or organization)                  Identification No.)


         370 17th Street, Suite 2350, Denver, Colorado           80203
         -------------------------------------------------------------
         (Address of Principal Offices)                     (Zip Code)


Registrant's telephone number, including area code:     (303) 595-3300



Securities to be registered under Section 12(b) of the Act:


     Title of each class                Name of each exchange on which
     to be so registered                each class is to be registered

           NONE                                      NONE


Securities registered pursuant to Section 12(g) of the Act:


                          Common Stock, no par value
                               (Title of Class)

                          FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Registration Statement are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are thus prospective. Such statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, competitive pressures, changing economic conditions and other factors, some of which will be outside of the control of the Company.


                                    PART I

ITEM 1.   DESCRIPTION OF BUSINESS

          HISTORY AND BACKGROUND
          ----------------------

          Versailles Capital Corporation ("Versailles" or the "Company"), was incorporated in the State of Colorado in December, 1986 under the name "Man O'War, Inc." Pursuant to a Registration Statement filed and declared effective by the Securities and Exchange Commission in 1987, the Company completed an initial blank check public offering of 30,000,000 Units, each Unit consisting of two (2) shares of $.0001 par value Common Stock and one (1) Class A Warrant at a price of $.02 per Unit.

          Effective October 4, 1988, the Company completed the acquisition of one hundred percent (100%) of the outstanding common stock of Reduction Technologies, Inc., a Texas corporation ("RTI"), in exchange for 369,000,000 shares of its $.0001 par value common stock. In 1991, RTI sold all of its assets to a third party for cash and utilized the cash to retire all of its liabilities. In 1993 RTI was dissolved and ceased to exist. Since 1991, the Company has not engaged in any business operations or activities. In 1989, the Company ceased to be a reporting company under Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") due to its inability to audit the financial statements of RTI. While the Company's Common Stock traded for a brief period of time on the over-the-counter market and were quoted in the "Pink Sheets" published by the National Quotations Bureau, Inc., no public trading market for the Company's Common Stock has existed since 1989.

          On November 5, 1996, pursuant to action of its Board of Directors and the approval of its shareholders, the Company (i) changed its name to "Versailles Capital Corporation" and (ii) effected a one-for-five hundred (1-for-500) reverse split of its Common Stock, changing its par value to $.05 per share.

          BUSINESS OF REGISTRANT
          ----------------------

          PLAN OF OPERATION

          Management believes the Company can offer owners of potential merger or acquisition candidates the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering. The target company will, however, incur significant post-merger or acquisition registration costs in the event target company shareholders wish to offer a portion of their shares for subsequent sale. Further, while target company shareholders will receive "restricted securities" in any merger or acquisition transaction, those restricted securities will represent, if a trading market develops for the Company's common stock, ownership in a "publicly-traded" as opposed to a "privately-held" company. Management also believes target company shareholders may benefit in obtaining a greater ownership percentage in the Company remaining after a merger or acquisition than may be the case in the event a target company offered its shares directly for sale to the public. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for target company shareholders.

          The Company expects to concentrate primarily on the identification and evaluation of prospective merger or acquisition "target" entities including private companies, partnerships or sole proprietorships. The Company does not intend to act as a general or limited partner in connection with partnerships it may merge with or acquire. Management has not identified any particular area of interest within which the Company will concentrate its efforts.

          Management contemplates that the Company will seek to merge with or acquire a target company with either assets or earnings, or both, and that preliminary evaluations undertaken by the Company will assist in identifying possible target companies. The Company has not established a specific level of earnings or assets below which the Company would not consider a merger or acquisition with a target company. Moreover, management may identify a target company which is generating losses which it will seek to acquire or merge with the Company. The merger with or acquisition of a target company which is generating losses or which has negative shareholders' equity may have a material adverse affect on the price of the Company's Common Stock.

          PLAN OF ACQUISITION

          The Company intends to follow a systematic approach to identify its most suitable acquisition candidates.

          First, management intends to concentrate on identifying any number of preliminary prospects which may be brought to the attention of management through present associations or by virtue of very limited advertising campaigns the Company may conduct. As is customary in the industry, the Company may pay a fee to a non-affiliate for locating a merger or acquisition candidate. If any such fee is paid, it will be approved by the Company's Board of Directors and will be in accordance with industry standards. After preliminary candidates are identified, management will then apply certain of its broad criteria to the prospects. Essentially, this will entail a determination by management as to whether or not the prospects are in an industry which appears promising and whether or not the prospects themselves have potential within their own industries. During this initial screening process, management will ask and receive answers to questions framed to provide appropriate threshold information, depending upon the nature of the prospects' businesses. Such evaluation is not expected to be an in-depth analysis of the target company's operations although it will encompass a look at most, if not all, of the same areas to be examined once one or more target companies are selected for an in-depth review. For example, at this stage, management may look at a prospect's unaudited balance sheet. Once a prospect is selected for an in-depth review, management will review the prospect's audited financial statements. Nevertheless, management anticipates this evaluation will provide a broad overview of the business of the target company and should allow a large percentage of preliminary prospects to be eliminated from further consideration.

          Assuming management is able to complete the preliminary evaluation process and select a limited number of companies for further study, of which there can be no assurance, the Company may enter into preliminary negotiations with target company management in order to obtain detailed financial and operational information. Following the Company's receipt of such information, management will conduct an in-depth analysis of 5 major areas of concern with respect to the target company as follows:

          1.   Managerial and Financial Stability.
               ----------------------------------
               Management of the Company will review audited financial statements of the target company, to the extent available, and will also research the background of each director and member of management of the target company in order to discern whether the stability of the Company is such that further negotiations are warranted.

          2.   Industry Status.
               ---------------
               Management will research the potential of the target company's industry. The concern here is whether the industry is in a growth, stagnant or declining stage.

          3.   Production of Product.
               ---------------------
               If the target company is a manufacturer, management will review whether it has the necessary resources or access to the necessary resources and supplies to produce a quality product in a timely manner.

          4.   Acceptance and Potential of Product.
               -----------------------------------
               Management will review the acceptance of the target company's product in the market place and assess the competition. Management will also review whether or not the product is realistic: is there potential for the product to be workable and to fulfill its intended purpose.

          5.   Development of Target Company.
               -----------------------------
               Management will review the target company's stage of development (examples: start-up stage, established company, etc.).

          The foregoing is an outline of the areas of concern which most often arise and merit careful scrutiny by management. Because of the possible varieties of target companies which may come to the attention of management, additional factors will most likely be considered in any given analysis.
Also, the procedures used in such a review are expected to vary depending upon the target company being analyzed. Management may select a target company for further negotiations even though the target may not receive a favorable evaluation as to some of the 5 areas of concern.

          Management expects to enter into further negotiations with target company management following successful conclusion of financial and evaluation studies. Negotiations with target company management will be expected to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shares in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a lesser percentage ownership interest in the Company following any merger or acquisition. Assets of a merger or acquisition candidate would be valued at historical cost for transactional purposes. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then-shareholders.

          The final stage of any merger or acquisition to be effected by the Company will require the Company to retain the services of its counsel and a qualified accounting firm in order to properly effect the merger or acquisition. The Company may be expected to incur significant legal fees and accounting costs during the final stages of a merger or acquisition. Also, if the merger or acquisition is successfully completed, management anticipates that certain costs will be incurred for public relations, such as the dissemination of information to the public, to the shareholders and to the financial community. If the Company is unable to complete the merger or acquisition for any reason, the Company's capital may be substantially depleted if legal fees and accounting costs have been incurred. Management intends to retain legal and accounting services only on an as-needed basis in the latter stages of a proposed merger or acquisition.

          Management anticipates that it will be necessary to raise additional funds within the next 12 months to meet expenditures required for operations. There are no current plans or commitments in this regard, and there can be no assurance that the Company will be able to raise the funds necessary to continue its limited operations.

          COMPETITION

          The Company will remain an insignificant participant among the firms which engage in mergers with and acquisitions of privately-financed entities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors. Also, the Company will be competing with numerous other small, blank check, public companies.

          EMPLOYEES

          The Company is a development stage company and currently has no employees. Management expects to use legal counsel, accountants and consultants as necessary, and does not anticipate that it will engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

          REGULATION AND TAXATION

          The Company could be subject to regulation under the Investment Company Act of 1940 in the event the Company obtains and continues to hold a minority interest in a number of entities. Management's plan of operation is based upon the Company obtaining a controlling interest in any merger or acquisition target company and, accordingly, the Company may be required to discontinue any prospective merger or acquisition of any company in which a controlling interest will not be obtained.

          The Company could also be required to register under the Investment Company Act of 1940 in the event the Company comes within the definition of an Investment Company contained in that Act due to its assets consisting principally of shares held in a number of other companies. Management intends to seek at most one or two mergers or acquisitions, which transactions management believes will not result in the Company being deemed an "investment company" since its interests will be in majority or wholly owned subsidiaries which themselves will not be investment companies.

          Any securities which the Company acquires in exchange for its Common Stock will be "restricted securities" within the meaning of the Securities Act of 1933 (the "1933 Act"). If the Company elected to resell such securities, such sale could not proceed unless a registration statement had been declared effective by the Securities and Exchange Commission or an exemption from registration was available. Section 4(1) of the 1933 Act, which exempts sales of securities not involving a distribution, would in all likelihood be available to permit a private sale if various restrictions pertaining to such a sale are complied with. Although management's plan of operation does not contemplate resale of securities acquired, in the event such a sale were necessary, the Company would be required to comply with the provisions of the 1933 Act.

          As a condition to any merger or acquisition, it is possible that the target company management may request registration of the Company's Common Stock to be received by target company share holders. In such event, the Company could incur registration costs, and management intends to require the target company to bear most, if not all, of the cost of any such registration. If the Company does contribute toward the cost of such registration, its maximum contribution will be limited to the extent that the Company has assets available for such contribution. Alternatively, the Company may issue "restricted securities" to any prospective target company, which securities may be subsequently registered for sale or sold in accordance with Rule 144 of the Securities Act of 1933.

          The Company intends to structure a merger or acquisition in such a manner as to minimize federal and state tax consequences to the Company and any target company.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

          The following discussion and analysis should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this report.

LIQUIDITY AND CAPITAL RESOURCES: MARCH 31, 1997 COMPARED TO JUNE 30, 1996 (UNAUDITED)

          The Company has no current or fixed assets and no working capital. This is expected not to change until and unless the Company successfully completes a business combination, of which there can be no assurance.

          The Company's total liabilities increased by $9,570 during the three months ended June 30, 1997, principally reflecting increases in accounts payable and loans from shareholders resulting from the Company's activities associated with the preparation of its audited financial statements and this Registration Statement. This resulted in a similar increase in the Company's stockholders' deficit. During the quarter, the Company issued an aggregate of 300,000 shares of common stock to various individuals in consideration of their services to the Company. The shares of common stock were valued at par, $.05 per share.

RESULTS OF OPERATION: YEARS ENDED MARCH 31, 1997 AND 1996, AND THREE MONTHS ENDED JUNE 30, 1997

          The Company had no operations during fiscal 1996, fiscal 1997 or the first quarter of fiscal 1998 and, therefore, there were no operating revenues during either period. Expenses increased from $1,460 to $16,061 and $7,424 from the year ended March 31, 1996 to the year ended March 31, 1997 and the three months ended June 30, 1997, respectively. These expenses reflect legal and accounting expenses incurred by the Company in connection with completing its audited financial statements in the preparation of this Registration Statement. As a result of the foregoing, the Company's net loss increased from ($1,194) for the year ended March 31, 1996 to ($20,271) for the year ended March 31, 1997 and ($9,570) for the three months ended June 30, 1997.

          Absent a merger, acquisition or other business combination, there will be no business operations or substantial results therefrom. The Company will continue to incur expenses in its efforts to comply with its reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 as well as in connection with its efforts to identify and complete a merger or other business combination.

          Other than the foregoing, management knows of no trends or other demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, a material impact upon the income and expenses of the Company.

ITEM 3.   DESCRIPTION OF PROPERTY

          The Company has no ownership interest in any real or personal property. The Company currently maintains its corporate offices at 370 17th Street, Suite 2350, Denver, Colorado 80203. This space is provided on a rent-free basis by the Company's principal shareholder, Ms. Carylyn Bell. The Company owns no equipment.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

          The following table sets forth, as of the date of this Registration Statement, the number of shares of the Company's Common Stock owned by (i) each person who owned of record, or was known to own beneficially, more than five percent (5%) of the Company's outstanding shares of Common Stock,
(ii) each of the Company's current directors and executive officers and (iii) all of the Company's current directors and executive officers as a group:

  Class   Name and Address         Amount and Nature        Percent
of Stock  of Beneficial Owner   of Beneficial Ownership    of Class <F1>
--------  -------------------   -----------------------    -------------
Common    David C. Walters                  39,334              3.1%
Stock,    255 Oakwood Drive
$.05      Lancaster, TX  25146
value

  "       William Maury Bell                41,533              3.2%
          370 17th Street
          Denver, CO  80203

          Cindy R. Hintgen                  33,333              2.6%
  "       370 17th Street
          Denver, CO  80203

  "       Carylyn K. Bell                  504,496             39.3%
          370 17th Street
          Denver, CO  80203

  "       Clifford L. Neuman                66,667              5.2%
          1507 Pine Street
          Boulder, CO 80302

  "       All Officers and Directors       114,200              8.9%
          as a Group (3 Persons)

---------------------------------------------------

<F1> Shares not outstanding but beneficially owned by virtue of the individuals' right to acquire them as of the date of this Registration Statement, or within sixty (60) days of such date, are treated as outstanding when determining the percent of the class owned by such individual and when determining the percent of the class owned by the group.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

          DIRECTORS AND EXECUTIVE OFFICERS.

          The name, position with the Company, age of each director and officer and the period during which each director and/or officer has served are as follows:

                                           Director and/or Executive
Name and Position in the Company    Age          Officer Since
--------------------------------    ---          -------------
     David C. Walters,              52               1996
     President and Director

     William Maury Bell             31               1996
     Vice-President and Director

     Cindy R. Hintgen               33               1996
     Secretary/Treasurer and
       Director

--------------------------------------------------

          DAVID C. WALTERS, President. Mr. Walters has been Chairman of the Board and President since inception. Currently, Mr. Walters is a partnership with Pulling & Walters, L.L.P., Certified Public Accountants. From November 1985 until January 1986 he served as President and Director of Atlantic Express, Inc., a publicly held company formed as a "blind pool" for the purpose of acquiring and continuing a business opportunity. In January 1987, Atlantic Express, Inc. complete a business combination with NTR, Inc., a New York City based company engaged in the transportation business, at which time Mr. Walters resigned as an officer but continues to serve as a director. From August, 1982 to April, 1986, he was controller of Star CATV Investment Corp., a cable TV headquarters for 140 systems in Waxahachie, Texas. From 1980 to 1982, he served as Vice President and Treasurer of American/Chaparral, Inc., an oil and gas leasing and drilling company. He owned and operated Walters Rentals, a company which engaged in real estate management and residential loan origination and commercial loan brokering. He has served as Vice President and Treasurer of Security Bankshares, Inc., a bank holding company from 1975 to 1976; he was controller of First National Bank in Colorado Springs, Colorado, from 1972 to 1974 and auditor for Fidelity Services Corporation, a bank holding company, from 1967 to 1972. Mr. Walters graduated from Lamar University with a BBA degree in Accounting in 1967. He became a Certified Public Accountant in 1984.

          WILLIAM MAURY BELL, Vice President. Mr. Bell is Vice President of Huttner & Company, a Houston based management consulting firm. Prior to working with Huttner & Company, Mr. Bell worked in the Corporate Finance Consulting Department at Coopers & Lybrand, L.L.P.

          CINDY R. HINTGEN, Secretary. Ms. Hintgen has worked as an Executive Secretary for Industrial Services Technologies, Inc. for the last ten years. From 1984 until 1987 she worked as a Word Processor for an architectural design firm.

          There are no family relationships among Directors or Executive Officers and there exists no arrangements or understandings between any Director or Executive Officer or any other person pursuant to which any Director was elected as such. William Maury Bell, Vice-President and Director of the Company, is the son of Carolyn Bell, a principal shareholder of the Company. The present term of office of each Director will expire at the next regular annual meeting of shareholders.

          During the fiscal year ending March 31, 1997, there was one meeting of Directors, attended by all members. There exists no standing committees of the Board of Directors, including an audit committee, compensation committee or nominating committee. None of the Company's Directors receive any compensation for their services as Directors; however, outside Directors are reimbursed their expenses associated with attendance at meetings or otherwise incurred in connection with the discharge of their duties as a Director.

          The Executive Officers of the Company are elected annually at the first meeting of the Company's Board of Directors held after each annual meeting of Shareholders. Each Executive Officer will hold office until his successor is duly elected and qualified, until his resignation or until he shall be removed in the manner provided by the Company's By-Laws.

          None of the Company's officers and Directors will devote their full time to the Company's affairs and such persons may be affiliated with other business entities and enterprises, some of which may be formed for similar purposes as the Company and thus be in direct competition with the Company. Such activities may result in such persons being exposed to conflicts of interest from time-to-time. The Company has adopted no other conflict of interest policy with respect to such transactions. However, the officers and Directors of the Company recognize their fiduciary obligation to treat the Company and its shareholders fairly in any such future activities.

          There are no material proceedings to which any director, officer or affiliate of the Company, or any owner of record or beneficially of more than five percent (5%) of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or securityholder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

          During the past five years, no director or officer of the Company has:

          (1) Filed or has had filed against him a petition under the federal bankruptcy laws or any state insolvency law, nor has a receiver, fiscal agent or similar officer been appointed by a, court for the business or property of such person, or any partnership in which he was a general partner, or any corporation or business association of which he was an Executive Officer at or within two years before such filings;

          (2) Been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

          (3) Been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining such person from, or otherwise limiting his involvement in any type of business, securities or banking activities.

          (4) Been found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated any federal or state securities or commodities law, which judgment has not been reversed, suspended, or vacated.

ITEM 6.   EXECUTIVE COMPENSATION.

          The Company did not pay compensation to any officers, Directors or employees during Fiscal 1996 or 1997. No Executive Officer of the Company is currently receiving a salary from the Company.

          There are no written employment agreements between the Company and any of its officers or Directors. The officers of the Company will dedicate sufficient time to fulfill their fiduciary obligations to the Company's affairs. The Company has no retirement, pension, profit sharing or insurance or medical reimbursement plans, or stock incentive of other option plans for its officers and Directors, and does not contemplate implementing any such plans at this time.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

          Corporate Stock Transfer, Inc. will act as Transfer Agent for the Common Stock of the Company. Carylyn K. Bell, a principal shareholder of the Company, is an officer, Director and shareholder of Corporate Stock Transfer, Inc.

ITEM 8.   LEGAL PROCEEDINGS.

          Neither the Company nor any of its management in their capacities as such is the subject of any pending material legal proceedings.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

          MARKET PRICE

          As of the date of this Registration Statement, and for the two (2) preceding fiscal years, no public trading market for the Company's securities has existed.

          DIVIDENDS

          No cash dividends were paid by the Company during the fiscal years ended March 31, 1996 and 1997. The Company's Board of Directors does not currently intend to pay any cash dividends.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

          In February 1997, the Company issued an aggregate of 300,000 shares of common stock to four (4) persons in consideration of services to the Company valued at $15,000, or $.05 per share. Each of the four persons qualified as an "accredited investor" within the meaning of the Act. The shares were acquired for investment purposes and were subject to appropriate transfer restrictions. The shares were not registered under the Act in reliance upon Section 4(2) thereof.

ITEM 11.  DESCRIPTION OF SECURITIES

          The Company is authorized to issue up to 100,000,000 shares of $.05 par value Common Stock and up to 50,000,000 shares of $.10 par value Preferred Stock. As of the date of this Registration Statement, 1,284,116 shares of Common Stock and no shares of Preferred Stock were issued and outstanding.

          COMMON STOCK.

          Each holder of Common Stock of the Company is entitled to one (1) vote for each share held of record. There is no right to cumulative votes for the election of directors. The shares of Common Stock are not entitled to pre-emptive rights and are not subject to redemption or assessment. Each share of Common Stock is entitled to share ratably in distributions to shareholders and to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive, pro-rata, the assets of the Company which are legally available for distribution to shareholders. The issued and outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

          PREFERRED STOCK.

          The Company is authorized to issue up to 50,000,000 shares of no par value Preferred Stock. The preferred stock of the corporation can be issued in one or more series as may be determined from time to time by the Board of Directors without further stockholder approval. In establishing a series the Board of Directors shall give to it a distinctive designation so as to distinguish it from the shares of all other series and classes, shall fix the number of shares in such series, and the preferences, rights and restrictions thereof. All shares of any one series shall be alike in every particular.
All series shall be alike except that there may be variation as to the following: (1) the rate of distribution, (2) the price at and the terms and conditions on which shares shall be redeemed, (3) the amount payable upon shares for distributions of any kind, (4) sinking fund provisions for the redemption of shares, (5) the terms and conditions on which shares may be converted if the shares of any series are issued with the privilege of conversion, and (6) voting rights except as limited by law.

          The Company currently does not have any plans to designate and issue any series of Preferred Stock. The Company could authorize the issuance of a series of preferred stock which would grant to holders preferred rights to the assets of the Company upon liquidation, the right to receive dividend coupons before dividends would be declared to common stockholders, and the right to the redemption to such shares, together with a premium, prior to the redemption of Common Stock. Common stockholders have no redemption rights.
In addition, the Board could issue large blocks of voting stock to fend against unwanted tender offers or hostile takeovers without further shareholder approval.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling person, director or officers of the Company is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

          a.   Article VIII of the Company's Restated Articles of
Incorporation with Amendments provides as follows:

               The Corporation may and shall indemnify each director, officer and any employee or agent of the Corporation, his heirs, executors and administrators, against any and all expenses or liability reasonably incurred by him in connection with any action, suit or proceeding to which he may be a party by reason of his being or having been a director, officer, employee or agent of the Corporation to the full extent required or permitted by the Colorado Corporation Code, as amended.

          b. Article XI of the Company's Restated Articles of Incorporation with Amendments provides as follows:

                             DIRECTORS' LIABILITY

               a. A director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Colorado as the same exists or may hereafter be amended.

               b. Any repeal or modification of the foregoing paragraph A by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

          The By-Laws of the Company, as amended, provide for the indemnification of officers and Directors to the maximum extent allowable under Colorado law. Insofar as the indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to Directors, officers or persons controlling the Company pursuant to such provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 13.  FINANCIAL STATEMENTS.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

          Effective June 12, 1996, the Board of Directors of the Company
decided to change the Company's independent accountant.   The independent
accountant who was previously engaged as the principal accountant to audit the Company's financial statements was Mitchell, Lander & Co., Certified Public Accountants. The report of Mitchell, Lander & Co. covering the Company's 1996 consolidated financial statements contained a going concern qualification. Other than the foregoing, none of the reports of Mitchell, Lander & Co.'s on the financial statements of the Company for periods reported on by Mitchell, Lander & Co., contained any adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. Nor have there been any disagreements between the Company and Mitchell, Lander & Co. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

          The Company has retained the accounting firm of Schumacher and Associates, Inc. to serve as the Company's principal accountant to audit the Company's financial statements. This engagement was effective June 12, 1996. Prior to its engagement as the Company's principal independent accountant, Schumacher and Associates, Inc. had not been consulted by the Company either with respect to the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on the Company's financial statements or on any matter which was the subject of any prior disagreement between the Company and its previous certifying accountant.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

     FINANCIAL STATEMENTS
     --------------------

     The following financial statements are filed as part of this report:

     1.   Report of Independent Certified Public Accountant;

     2.   Balance Sheet as of March 31, 1997 and June 30, 1997 (unaudited);

     3. Statement of Operations for the years ended March 31, 1997 and 1996 and three months ended June 30, 1997 (unaudited);

     4. Statement of Changes in Stockholders' Equity as of March 31, 1997 and June 30, 1997 (unaudited);

     5. Statement of Cash Flow for the years ended March 31, 1997 and 1996 and three months ended June 30, 1997 (unaudited);

     6.   Notes to Financial Statements.

     EXHIBITS
    ---------
Exhibit No.   Title
----------    -----
   3.1        Amended and Restated Articles of Incorporation

   3.2        Amended and Restated By-Laws

*  16.0       Letter on change in certifying accountant.
-----------------
*   To be filed by Amendment

                         INDEX TO FINANCIAL STATEMENTS

                        VERSAILLES CAPITAL CORPORATION
                        ------------------------------


                             FINANCIAL STATEMENTS

                                     with

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                            March 31, 1997 and 1996
                      June 30, 1997 and 1996 (Unaudited)

   Report of Independent Certified Public Accountants                      F-2

   Financial Statements:

         Balance Sheet                                                     F-3

         Statements of Operations                                          F-4

         Statement of Changes in Stockholders'
           (Deficit)                                                       F-5

         Statements of Cash Flows                                          F-6

         Notes to Financial Statements                                     F-7

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
              --------------------------------------------------

The Board of Directors
Versailles Capital Corporation
Denver, CO 80202

We have audited the accompanying balance sheet of Versailles Capital Corporation as of March 31, 1997, and the related statements of operations, stockholders' equity and cash flows for the two years ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, present fairly, in all material respects, the financial position of Versailles Capital Corporation as of March 31, 1997, and the results of its operations, changes in its stockholders' equity and its cash flows for the two years ended March 31, 1997, in conformity with generally accepted accounting principles.

The accompanying balance sheet has been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubts about its ability to continue as a going concern. The financial statements does not include any adjustments that might result from the outcome of this uncertainty.


                                   Schumacher & Associates, Inc.
                                   Certified Public Accountants
                                   12835 E. Arapahoe Road
                                   Tower II, Suite 110
                                   Englewood, Colorado  80112

April 23, 1997

                        VERSAILLES CAPITAL CORPORATION
                        ------------------------------
                                 BALANCE SHEET


                                    ASSETS
                                    ------


                                       March 31, 1997     June 30, 1997
                                                           (Unaudited)
                                       --------------     -------------

Current Assets:                        $           -      $         -
  Total Current Assets                             -                -
                                       --------------     -------------

     TOTAL ASSETS                      $           -      $
                                       ==============     =============


                    LIABILITIES AND STOCKHOLDERS' (DEFICIT)

Current Liabilities:
  Accounts payable                     $      10,194      $    14,303
  Advances from stockholders                   2,000            7,461
                                       --------------     -------------
     Total Current Liabilities                12,194           21,764
                                       --------------     -------------

       TOTAL LIABILITIES                      12,194           21,764
                                       --------------     -------------

Commitments and
  Contingencies (Note 2)                           -                -

Stockholders' (Deficit):
  Common Stock
     $.0001 par value
       6,000,000,000 shares
       authorized 1,284,116
       shares issued and
       outstanding                            64,206           64,206
  Additional paid-in capital                 447,691          447,691
  Accumulated (deficit)                     (524,091)        (533,661)
                                       --------------     -------------

TOTAL STOCKHOLDERS' (DEFICIT)                (12,194)         (21,764)
                                       --------------     ------------

TOTAL LIABILITIES AND
  STOCKHOLDERS' (DEFICIT)              $           -      $         -
                                       ==============     ============



The accompanying notes are an integral part of the financial statements.

                        VERSAILLES CAPITAL CORPORATION
                        ------------------------------
                           STATEMENTS OF OPERATIONS

                                                                Three Months
                                                               Ended June 30,
                                  Years Ended March 31, 1997        1997
                                      1997           1996        (Unaudited)
                                 -------------  -------------  -------------

Revenue                          $         -    $         -    $         -
                                 -------------  -------------  -------------

Expenses:
  Accounting                           4,210            494          2,146
  Other                               16,061          1,460          7,424
                                 -------------  -------------  -------------
                                     (20,271)        (1,954)        (9,570)
                                 -------------  -------------  -------------

Net (Loss)                       $   (20,271)   $    (1,954)   $    (9,570)
                                 =============  =============  =============

(Loss) Per Share                 $      (.02)   $       nil    $      (.01)
                                 =============  =============  =============

Weighted Average Shares
  Outstanding                      1,034,118        984,118      1,284,116
                                 =============  =============  =============



The accompanying notes are an integral part of the financial statements.

                                        VERSAILLES CAPITAL CORPORATION
                                        -------------------------------
                                STATEMENT OF CHANGES IN STOCKHOLDERS' (DEFICIT)

                             From March 31, 1995 through June 30, 1997 (Unaudited)

                           Preferred Stock           Common Stock        Additional
                          No./                     No./                    Paid-in   Accumulated
                         Shares      Amount        Shares     Amount       Capital     Deficit      Total
                       ----------  -----------  ----------  -----------  ----------  ----------  -----------
Balance at
  March 31, 1995                -  $         -  $  984,118  $    49,206  $  447,691  $(501,866)  $   (4,969)

Net loss-year for
  the year ended
  March 31, 1996                -            -           -            -           -     (1,954)      (1,954)
                       ----------  -----------  ----------  -----------  ----------  ----------  -----------

Balance at
  March 31, 1996                -            -     984,118       49,206     447,691   (503,820)      (6,923)

Common stock issued
  for services                  -            -     299,998       15,000           -          -       15,000

Net loss for the
  year ended
  March 31, 1997                -            -           -            -           -    (20,271)     (20,271)
                       ----------  -----------  ----------  -----------  ----------  ----------  -----------

Balance at
  March 31, 1997                -           -    1,284,116       64,206     447,691   (524,091)     (12,194)

Net loss for the
  three months
  ended
  June 30, 1997
  (Unaudited)                   -            -           -            -           -     (9,570)      (9,570)
                       ----------  -----------  ----------  -----------  ----------  ----------  -----------

Balance at
  June 30, 1997
  (Unaudited)                   -  $         -           -  $         -  $  447,691  $(533,661)  $  (21,764)
                       ==========  ===========  ==========  ===========  ==========  ==========  ===========


  The accompanying notes are an integral part of the financial statements.

                        VERSAILLES CAPITAL CORPORATION
                        ------------------------------

                           STATEMENTS OF CASH FLOWS

                                                                Three Months
                                                               Ended June 30,
                                  Years Ended March 31, 1997        1997
                                      1997           1996        (Unaudited)
                                 -------------  -------------  -------------

Cash Flows Operating
  Activities:
     Net loss                    $   (20,271)   $    (1,954)   $    (9,570)
     Increase (decrease) in
        accounts payable               5,271            (46)         4,109
     Common stock issued for
       services                       15,000              -              -
                                 ------------   ------------   ------------
    Net Cash (Used in)
     Operating Activities                  -         (2,000)        (5,461)
                                 ------------   ------------   ------------
Cash Flows from
  Investing Activities                     -              -              -
                                 ------------   ------------   ------------
Cash Flows from Financing
  Activities
     Advances from stockholders            -          2,000          5,461
                                 ------------   ------------   ------------
    Net Cash Provided by
     Financing Activities                  -          2,000          5,461
                                 ------------   ------------   ------------
(Decrease) in Cash                         -              -              -

Cash, Beginning of Year                    -              -              -
                                 ------------   ------------   ------------
Cash, End of Year                 $        -     $        -     $        -
                                 ============   ============   ============
Interest Paid                     $        -     $        -     $        -
                                 ============   ============   ============
Income Taxes Paid                 $        -     $        -     $        -
                                 ============   ============   ============


The accompanying notes are an integral part of the financial statements.

                        VERSAILLES CAPITAL CORPORATION
                        ------------------------------
                         NOTES TO FINANCIAL STATEMENTS

                            March 31, 1997 and 1996
                      June 30, 1997 and 1996 (Unaudited)

(1)  Summary of Accounting Policies
     ------------------------------

     This summary of significant accounting policies of Versailles Capital Corporation (Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

     (a)  Organization and Principles of Consolidation
          --------------------------------------------

          Versailles Capital Corporation (Company) was incorporated under the laws of Colorado on December 31, 1986. The Company is an inactive entity other than it is looking for a business combination candidate.

          The Company has selected the last day of March as its year end.

     (b)  Use of Estimates in the Preparation of Financial Statements
          -----------------------------------------------------------

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     (c)  Unaudited Financial Statements
          ------------------------------

          The balance sheet as of June 30, 1997, the statements of income and cash flows for the three month period ended June 30, 1997, and the statement of changes in stockholders' (deficit) for the three month period ended June 30, 1997, have been prepared by management without audit. In the opinion of management all adjustments (which included only normal recurring adjustments) necessary present fairly the financial position, results of operations and changes in financial position at June 30, 1997 and for all periods presented have been made.

                        VERSAILLES CAPITAL CORPORATION
                        ------------------------------
                         NOTES TO FINANCIAL STATEMENTS

                            March 31, 1997 and 1996
                      June 30, 1997 and 1996 (Unaudited)

(2)  Basis of Presentation - Going Concern
     -------------------------------------

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has sustained operating losses since its inception and has a net capital deficiency. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management is attempting to raise additional capital, and is looking for a business combination candidate.

     In view of theses matters, continuing as a going concern is dependent upon the Company's ability to meet its financing requirements, raise additional capital, and the success of its future operations or completion of a successful business combination. Management believes that actions planned and presently being taken to revise the Company's operating and financial requirements provide the opportunity for the Company to continue as a going concern.

(3)  Income Taxes
     ------------

     As of March 31, 1997, there are no current or deferred income taxes payable. As of March 31, 1997, the Company has total deferred tax assets of approximately $105,000 due to operating loss carryovers and the depreciation timing differences described above. However, because of the uncertainty of potential realization of these tax assets, the Company has provided a valuation allowance for the entire $105,000. Thus, no tax assets have been recorded in the financial statements as of March 31, 1997.

     The Company has available at March 31, 1997, unused operating loss carryovers of approximately $524,000 which may be applied against future taxable income, expiring in various years through 2011. Change of control could reduce or eliminate the ability to utilize the net operation loss carryover.

(4)  Advances from Stockholders
     --------------------------

     As of March 31, 1997 stockholders had advanced $2,000 to the Company.
     The advances are uncollateralized, bear no interest and have no written repayment terms. Included in accounts payable as of March 31, 1997 is $4,990 payable to a stock transfer agency owned by an officer/shareholder of the Company. Operating expenses during the years ended March 31, 1997 and 1996 included $1,061 and $1,460, respectively, of stock transfer fees charged by the related party.

                        VERSAILLES CAPITAL CORPORATION
                        ------------------------------
                         NOTES TO FINANCIAL STATEMENTS

                            March 31, 1997 and 1996
                      June 30, 1997 and 1996 (Unaudited)

(5)  Stock Split
     -----------

     In November 1996, the Company effected a 1-for-500 reverse stock split changing the par value per share from $.0001 to $.05 per share. All references to number of shares have been restated to reflect this reverse stock split.

                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   VERSAILLES CAPITAL CORPORATION



Date:     July 21, 1997            By:  /s/ David C. Walters
                                        -------------------------------
                                        David C. Walters, President